UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

29 October 2009
Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:  Response to Semapa Press Release

N E W S   R E L E A S E

29 October
2009

CRH RESPONSE TO PRESS RELEASE ISSUED
ON
28 OCTOBER
 2009 BY SEMAPA
SGPS
,
S.A.

The following is the text of a press release issued by Semapa last night in relation to its Joint Venture with CRH in Secil.

"
Under the terms and for the purposes of Article 248 of the Securities Code, SEMAPA hereby discloses that, insofar as it understands that the conditions required for this purpose under the terms of the shareholders' agreement concluded with CRH plc, in relation to its subsidiary SECIL - Companhia Portuguesa de Cal e Cimento, S.A. are met, it has initiated a set of procedures with a view to a valuation of SECIL and to the possible exercise of a right of option to purchase all the shares representing the share capital of SECIL held by CRH, for a price calculated on the basis of such valuation. CRH has notified SEMAPA that it will contest the said procedures through arbitration in accordance with the terms of the shareholders agreement.

At the present date, SEMAPA holds, directly and indirectly, 49.67%
*
 of the share capital of SECIL and 51% of the corresponding voting rights and CRH holds, directly and indirectly, 45.126% of the respective share capital and 49% of the voting rights.

Any decision on the exercise of the said right of option to purchase can only be taken after conclusion of the valuation process referred to above."
* Note that this figure should read 46.97%. 7.9% of the SECIL equity is held as Treasury stock.

It is not accepted by CRH that the conditions in the Shareholders Agreement entitling Semapa to initiate the evaluation procedures or to exercise a call option have arisen.

The matter will be referred by CRH to the International Chamber of Commerce in
Paris
 for arbitration. CRH has confidence in the arbitration process and believes that its position will be vindicated.

Secil is a major Portuguese manufacturer of cement and ready mixed concrete. Secil also has cement and ready mixed concrete operations in
Tunisia
 and
Lebanon
 and cement operations in
Angola
.

CRH acquired a 49% shareholding with joint management control in Secil in June 2004 for a total consideration (including share of net debt) of €429m.

Contact CRH at
Dublin
 404 1000 (+353 1 404 1000)

Myles Lee, Chief Executive
Albert Manifold, Chief Operating Officer
Glenn Culpepper, Finance Director
Éimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller

CRH plc,
Belgard

Castle
, Clondalkin,
Dublin
 22,
Ireland
 TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL:
mail@crh.com
 WEBSITE:
www.crh.com
. Registered Office,
42 Fitzwilliam Square
,
Dublin
 2,
Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date     29 October 2009

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director